Exhibit 99.1

Cipher Pharmaceuticals Inc.
Voting Results
(Section 11.3 of National Instrument 51-102)

This report describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Cipher Pharmaceuticals Inc.
(the “Corporation”) held on May 13, 2015

Brief Description of Matters Voted Upon	Outcome of the Vote	Number of Votes Cast
		For	Against	Withheld
In respect to the election of directors	Approved
(a) Gerald P. McDole		15,629,354		360,419
(b) Dr. John D. Mull		13,696,975		2,292,798
(d) Stephen R. Wiseman		15,734,854		254,919
(e) Dr. Stefan Aigner		15,733,134		256,639
(f) Dr. William D. Claypool		15,732,934		256,839
(g) Thomas G. Wellner		15,943,784		45,989
In respect of appointment of auditors	Approved	16,447,641		198,367
Resolution with respect to By-law 3		13,725,984	2,263,789
Resolution with respect to Amended and Restated By-law 1		15,977,673	12,100
Resolution with respect to the Corporation’s Stock Option Plan		13,498,094	2,491,679
Resolution with respect to the Corporation’s Performance and Restricted Share Unit Plan		14,018,652	1,971,121

6454106.1